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                                                                    EXHIBIT 99.1

                                  PRESS RELEASE

                                 HOLLINGER INC.

                           2001 THIRD QUARTER RESULTS

     TORONTO, November 27, 2001 -- Hollinger Inc., (TSE: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 with comparison to the nine months ended September 30, 2000.

                                                                                       PER RETRACTABLE COMMON SHARE
                                                                            --------------------------------------------------
                              THREE MONTHS              NINE MONTHS              THREE MONTHS                 NINE MONTHS
                           ENDED SEPTEMBER 30        ENDED SEPTEMBER 30       ENDED SEPTEMBER 30           ENDED SEPTEMBER 30
                           ------------------       --------------------    ---------------------        ---------------------
                            2001         2000         2001         2000      2001           2000          2001           2000
                           -----        -----       -------      -------    -------       -------        -------       -------
                                     (MILLIONS OF CDN. DOLLARS)                              (CDN. DOLLARS)
Total revenue              448.3        781.1       1,510.9      2,456.6       n/a           n/a            n/a           n/a
EBITDA                       3.6        126.5          83.7        447.9       n/a           n/a            n/a           n/a
Net earnings (loss)        (48.8)        (9.3)        (49.1)         3.4    $ (1.51)      $ (0.25)       $ (1.43)      $  0.09

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                                 HOLLINGER INC.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                    ($000's)

                                            THREE MONTHS ENDED SEPTEMBER 30      NINE MONTHS ENDED SEPTEMBER 30
                                            -------------------------------      ------------------------------
                                                 2001              2000              2001              2000
                                            ------------       ------------      -----------       ------------
Revenue
   Sales                                     $   419,959       $   777,868       $ 1,413,978       $ 2,448,203
   Investment and other income                    28,380             3,224            96,882             8,390
                                             -----------       -----------       -----------       -----------
                                                 448,339           781,092         1,510,860         2,456,593
                                             -----------       -----------       -----------       -----------
Expenses
   Cost of sales and expenses                    416,376           651,378         1,330,249         2,000,262
   Depreciation and amortization                  36,625            54,726           110,905           166,805
   Interest expense                               47,031            76,406           137,038           212,252
                                             -----------       -----------       -----------       -----------
                                                 500,032           782,510         1,578,192         2,379,319
                                             -----------       -----------       -----------       -----------
Net earnings (loss) in equity accounted
   companies                                      (9,400)              593           (16,221)            1,814

Net foreign currency gains (losses)               (1,304)             (777)           (3,586)              475
                                             -----------       -----------       -----------       -----------
Earnings (loss) before the undernoted            (62,397)           (1,602)          (87,139)           79,563
   Unusual items                                (167,180)           15,014           (97,055)           55,111
   Income taxes                                   99,171           (12,890)           81,494           (68,526)
   Minority interest                              81,610            (9,866)           53,582           (62,770)
                                             -----------       -----------       -----------       -----------
Net earnings (loss)                          $   (48,796)      $    (9,344)      $   (49,118)      $     3,378
                                             ===========       ===========       ===========       ===========
Net earnings (loss) per retractable
  common share                               $     (1.51)      $     (0.25)      $     (1.43)      $      0.09
                                             ===========       ===========       ===========       ===========

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The net loss for the three months ended September 30, 2001 amounted to $48.8 million or a loss of $1.51 per retractable common share compared with a net loss of $9.3 million or a loss of $0.25 per retractable common share in 2000.

Reported earnings for the quarter compared to last year have been affected by several major items.

     The decline in sales revenue and EBITDA is largely a result of the sales of Canadian newspaper properties in both 2000 and 2001 and the sale of US Community Group properties in 2000, but is also due to lower operating results at the Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

     Investment and other income amounted to $28.4 million in the third quarter of 2001 compared with $3.2 million in 2000, an increase of $25.2 million. This increase primarily results from interest on the CanWest Global Communications Corp. ("CanWest") debentures, prior to the sale of participation interests during the third quarter 2001, and a dividend on the CanWest shares. Both the shares and debentures were part of the proceeds received from CanWest related to the sale of Canadian newspaper properties in November 2000.

     Interest expense for the third quarter of 2001 was $47.0 million compared with $76.4 million in 2000, a reduction of $29.4 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's Bank Credit Facility which totalled approximately U.S.$972 million was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest. The Company also reduced its bank indebtedness by $142.0 million in September 2001 with the proceeds from the sale to Hollinger International of 7.1 million of its Class A common shares for cancellation.

     Unusual items in the third quarter of 2001 amounted to a loss of $167.2 million compared with a gain of $15.0 million in 2000. Unusual items in the third quarter of 2001 included gains and losses on sales of certain Canadian properties, a gain on the dilution of the investment in Hollinger International, gains and losses on sales of investments, the write-off of investments and duplicative start-up costs related to the new printing facility in Chicago. Unusual items in 2000 primarily included gains on sales of community newspapers by Hollinger International, duplicative start up costs related to the new Chicago printing facility and severance costs in Canada.

     The net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.

Excluding the net effect of unusual items, a net loss of $16.4 million or a loss of $0.51 per share was incurred in the third quarter of 2001 compared with a net loss of $11.1 million or a loss of $0.30 per share in 2000.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers.

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More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated November 9, 2001.

For more information please call:




J. A. Boultbee
Executive Vice-President
  and Chief Financial Officer
Hollinger Inc.
(416) 363-8721

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